UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 FORM 11-K


    (Mark One)
        [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                 For The Fiscal Year Ended December 31, 2001

                                    OR

        [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                 For The Transition Period From _____ To _____.



                        Commission File No:  001-13739


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  TUCSON ELECTRIC POWER COMPANY 401(k) PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         UniSource Energy Corporation
                      One South Church Avenue, Suite 100
                              Tucson, AZ  85701



--------------------------------------------------------------------------------

TUCSON ELECTRIC POWER COMPANY
401(k) PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                    Page
                                                                    ----

Required Information................................................. 3

Report of Independent Accountants.....................................4

Financial Statements
  Statements of Net Assets Available for Benefits as of
  December 31, 2001 and 2000..........................................5

  Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2001 and 2000......................6

  Notes to Financial Statements....................................7-13

Supplemental Schedule
  Schedule of Assets Held for Investment Purposes
  As of December 31, 2001............................................14

Signature Page.......................................................15

Exhibit 23 - Consent of Independent Accountants......................16

                         REQUIRED INFORMATION


     The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

     The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of the Plan is filed as
Exhibit 23 to this Annual Report.

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Tucson Electric Power Company 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
June 21, 2002

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                      As of December 31,
                                                    -----------------------
                                                    2001               2000
                                                    ----               ----

Assets

Investments
    At fair value:
        Fund investments                       $  97,001,693      $ 106,185,332
        Participant loans receivable               3,078,171          2,832,411
    At contract value:
        Fund investments                           2,416,258          3,340,085
                                               -------------      -------------
Total Investments                                102,496,122        112,357,828
                                               -------------      -------------

Receivables
    Employer contributions                            81,416             61,615
    Participant contributions                        111,722            116,003
                                               -------------      -------------
Total Receivables                                    193,138            177,618
                                               -------------      -------------

Net assets available for benefits              $ 102,689,260      $ 112,535,446
                                               ==============     =============




   The accompanying notes are an integral part of the financial statements.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                For the year ended December 31,
                                                -------------------------------
                                                     2001               2000
                                                     ----               ----

Additions to net assets attributed to:

    Contributions
        Employer contributions                $    3,119,347     $    2,793,882
        Participant contributions                  6,246,661          6,288,331

    Transfer of merged plan assets                   364,888                  -

    Investment income
        Interest and dividend income               2,362,766          7,899,256
        Net depreciation in fair value
          of investments                         (16,222,520)       (14,074,003)
                                               --------------     --------------

Total additions                                   (4,128,858)         2,907,466
                                               --------------     --------------

Deductions from net assets attributed to:

    Distributions to participants                  5,717,328          7,197,567
                                               --------------       ------------
Total deductions                                   5,717,328          7,197,567
                                               --------------       ------------

Net decrease in net assets available
    for benefits                                  (9,846,186)        (4,290,101)

Net assets available for benefits -
    beginning of year                            112,535,446        116,825,547
                                               --------------     --------------

Net assets available for benefits -
    end of year                                $ 102,689,260      $ 112,535,446
                                               ==============      =============




   The accompanying notes are an integral part of the financial statements.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF PLAN
---------------------------

The following description of the Tucson Electric Power Company
401(k) Plan (the Plan) provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN MERGER
The Plan is a defined contribution plan for all full-time employees of Tucson Electric Power Company (the Company). The Plan was established on November 4, 1985, effective January 1, 1985, and was formerly called the Tucson Electric Power Company Triple Investment Plan for Salaried Employees (TIP). The Tucson Electric Power Company Supplemental Retirement Account for Classified Employees (SRA) was first established and effective June 1, 1987. The SRA was merged into the TIP effective July
1, 2000, with the TIP continuing as the survivor of the merger, and the TIP was renamed the Tucson Electric Power Company 401(k) Plan. All assets of the SRA were transferred to the Plan at the time of the merger. The transfer was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements have been restated for all periods prior to the merger to include the combined financial results of the TIP and SRA. See Note 2.

GENERAL
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the Company) who are employed by the Company on or after November 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION
The Company's Pension Committee (the Committee), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as trustee of all Plan investments. The Company funds the Plan's administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

CONTRIBUTIONS
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage up to but not in excess of 15% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations. Prior to July 1, 2000, the investments had to be made in 5% increments greater than or equal to 10%.

The Plan also allows for rollovers from participants' other external 401(k) plans (Qualified Rollovers) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

Each payroll period during the two years ended December 31, 2001, the Company contributed cash to the account of each participant in an amount equal to the lesser of (i) the participant's contributions for that payroll period and all prior payroll periods for the Plan year less Company matching contributions for all prior payroll periods of the Plan year or
(ii) 4.5% of the participant's compensation for that payroll period. Participants direct the investment of such Company contributions using the same guidelines discussed above for participant contributions. Effective July 1, 2000, the Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions.

LOANS TO PARTICIPANTS
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant's accounts at the date of the loan. Loan terms must be for at least six months and no more than five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are either made monthly or biweekly through payroll deductions and are considered to be in default if all payments are not made for any three month period. Each loan is secured by the balance of the participant's account and bears a fixed rate of interest established by the Committee which in no event is less than 2% over the prime rate. Interest rates for the years ended December 31, 2001 and 2000 ranged from 7.00% to 11.50%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund.

DISTRIBUTIONS
A participant's account becomes distributable upon termination of employment, total disability, death or retirement. A participant or beneficiary of a deceased participant may elect to have his or her account distributed a) as soon as practicable following the date of termination or death, or b) in the plan year following such date. Absent such an election, distributions do not occur until the close of the quarter in which the last Company match is made.

The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

Under certain conditions, once each plan year a participant may withdraw all or a portion of his account while still employed by the Company. Withdrawals from a participant's account are only permitted (i) for participants who have attained age 59 1/2 or (ii) in the event of a participant's hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended. Beginning with the plan year in which participants reach age 59 1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account. In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship. The amount which may be withdrawn in the case of a participant's hardship may not exceed the amount needed and is subject to the approval of the Committee.

INVESTMENTS
During 2001, fourteen investment options were offered to participants. A brief description of each of the investment options follows:

1) The Fidelity Magellan Fund, a mutual fund which invests in common stocks and securities convertible into common stock of domestic, foreign and multinational issuers of all sizes that offer potential for growth;

2) The Fidelity Equity Income Fund, a mutual fund which invests primarily in income-producing equity securities;

3) The Fidelity Growth Company Fund, a mutual fund which invests in common stocks and securities convertible into common stock of companies that have above-average growth potential;

4) The Fidelity Intermediate Bond Fund, a mutual fund which invests mainly in investment-grade debt securities while maintaining an average maturity of three to ten years;

5) The Fidelity Cash Reserve Fund, a mutual fund which invests in U.S. dollar-denominated money market securities and repurchase agreements, and may enter into reverse repurchase agreements.

6) The Fidelity Asset Manager Fund, a mutual fund which diversifies investments across stocks, bonds and short-term instruments both in the United States and abroad;

7) The Fidelity Retirement Money Market Portfolio, which is invested in high quality, U.S. dollar-denominated money market instruments of the United States and foreign issuers which present minimal credit risk;

8) The Fidelity Managed Income Portfolio, which is mainly invested in short- and long-term conventional and synthetic investment contracts or funding agreements issued by insurance companies and other institutions that meet high credit quality standards;

9) The Spartan U.S. Equity Index Fund, a mutual fund which invests primarily in the companies that make up the Standard and Poor's 500 index;

10) The Fidelity Low-Priced Stock Fund, a mutual fund which mainly invests in companies with a stock price of $35.00 or less per share at the time of purchase;

11) The Janus Flexible Income Fund, a mutual fund which invests in a wide variety of income-producing securities including corporate bonds and notes, government securities, indexed and structured securities, preferred stock, income-producing common stocks, convertible and exchangeable debt securities and, to a lesser extent, in common stocks or debt securities that are not currently paying dividends or interest;

12) The Janus Worldwide Fund, a mutual fund which invests mainly in common stocks of companies and organizations of any size, from at least five different countries, including the U.S.;

13) The Brokerage Account, where participants may elect to invest their contributions into a self-directed investment portfolio, under the assistance and custodianship of Fidelity
    Brokerage Services;

14) The UniSource Energy Stock Fund, a unitized stock fund which invests in the common stock of UniSource Energy
    Corporation.

The Fidelity Mutual Funds listed above are managed by the Trustee. The Janus funds are managed by Janus Investments.

VESTING AND PRIORITIES UPON TERMINATION
A participant's interest in each of his accounts is at all times 100% vested. Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.


NOTE 2: PLAN MERGER
-------------------

The TIP and the SRA plans were merged effective July 1, 2000.
For the year ended December 31, 2000, the plans were administered through two separate trusts. Information related to the separate TIP and SRA trust assets as of the period ended December 31, 2000 is as follows:

                                               For the year ended December 31, 2000
                                               ------------------------------------
                                             TIP              SRA              TOTAL
                                             ---              ---              -----
Total additions to net assets          $  1,641,330     $  1,266,136    $    2,907,466

Total distributions from net assets      (5,669,707)      (1,527,860)       (7,197,567)

Interplan transfers                         137,378         (137,378)                -

Change in net assets                     (3,890,999)        (399,102)       (4,290,101)

Net assets, beginning of year            66,165,898       50,659,649       116,825,547
                                       ------------     ------------     --------------
Net assets, end of year                $ 62,274,899     $ 50,260,547     $ 112,535,446
                                       ============     ============     =============


The Amended and Restated Plan required the transfer of the SRA assets (including the accounts of participants and any such loans) to the Plan as soon as administratively practical after July 1, 2000. Due to administrative limitations, the assets of the SRA were transferred to the Plan in January 2001. Combined recordkeeping began in February 2001.

On April 30, 2001, net assets of $364,888 relating to the 401(k) plan of Global Solar Energy, LLC, an affiliate of Tucson Electric Power Company (TEP), were merged into the Plan. Global Solar
Energy is a subsidiary of UniSource Energy Corporation, the parent of TEP. Prior periods have not been restated as amounts transferred into the Plan are not considered material in relation to total net assets of the Plan.


NOTE 3: SUMMARY OF ACCOUNTING POLICIES
--------------------------------------

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value except for its investments in the Managed Income Portfolio, which are valued at contract value including accumulated earnings. The Fidelity Magellan, Fidelity Equity Income, Fidelity Growth Company, Fidelity Intermediate Bond, Fidelity Asset Manager, Spartan U.S. Equity Index, Fidelity Low-Priced Stock, Janus Flexible Income and Janus Worldwide Funds are valued at the net asset value of the underlying investments as of the last day of the Plan year as quoted by the National Association of Securities Dealers, Inc. The Fidelity Retirement Money Market Portfolio is stated at cost plus accumulated earnings which approximates fair value. The UniSource Stock Fund and the Brokerage Account are stated at fair value. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefits are recorded when paid.


NOTE 4: INVESTMENTS
-------------------

The following presents investment funds that represent five percent or more of the Plan's net assets:


                                                      As of December 31,
                                                    -----------------------
                                                    2001               2000
                                                    ----               ----

Fidelity Magellan Fund
250,665 and 248,620 units, respectively        $ 26,124,294       $ 29,660,454

Fidelity Equity Income Fund
296,995 and 277,507 units, respectively        $ 14,484,439       $ 14,827,201

Fidelity Growth Company Fund
484,551 and 502,610 units, respectively        $ 25,787,829       $ 35,901,428

Fidelity Retirement Money Market Fund
10,885,465 and 8,581,105 units, respectively   $ 10,885,465       $  8,581,105


During 2001, the Plan's investment funds at fair value depreciated (including gains and losses on investments purchased and sold, as well as held during the year) in value by $16,622,520. During 2000, the Plan's investment funds at fair value depreciated (including gains and losses on investments purchased and sold, as well as held during the year) in value by $14,074,003.


NOTE 5: TAX STATUS
------------------

The Internal Revenue Service has determined and informed the Company by letter dated November 5, 1994, and July 22, 1995 that the TIP and the SRA, respectively, as restated and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Committee believes that the Plan as amended and restated is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 6: RELATED PARTY TRANSACTIONS
----------------------------------

The Plan's investments in shares of mutual funds managed by the Trustee and in stock of Unisource Energy Corporation qualify as party-in-interest transactions for which a statutory exemption exists.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------------


             Column B                                Column C                        Column D       Column E
                                         Description of Investment Including
    Identity of Issuer, Borrower,           Maturity Date, Rate of Interest,
      Lessor or Similar Party             Collateral, Par or Maturity Value             Cost       Current Value
    -----------------------------    ---------------------------------------------      ----       -------------
* Fidelity Magellan Fund             Investment in 250,665 units of a growth fund                  $  26,124,294

* Fidelity Equity Income Fund        Investment in 296,995 units of a growth and                      14,484,439
                                       income fund

* Fidelity Growth Company Fund       Investment in 484,551 units of a growth fund                     25,787,829

* Fidelity Intermediate Bond Fund    Investment in 351,944 units of an income fund                     3,632,064

* Fidelity Cash Reserve                                                                                        -

* Fidelity Asset Manager Fund        Investment in 135,344 units of an asset                           2,088,847
                                       allocation fund

* Fidelity Low-Priced Stock Fund     Investment in 80,883 units of a growth fund                       2,217,810

* Fidelity Retirement Money          Investment in 10,885,465 units of a money                        10,885,465
    Market Portfolio                   market fund

* Fidelity Spartan U.S. Equity       Investment in 60,645 units of a growth fund                       2,464,594
    Index Fund

  Brokeragelink Account              Investment in 2,407,996 units of a                                2,416,258
                                       self-directed investment fund

  Janus Worldwide Fund               Investment in 78,291 units of a growth fund                       3,432,287

  Janus Flexible Income Fund         Investment in 55,632 units of an income fund                        512,924

* UniSource Stock Fund               Investment in 118,708 units of a unitized                         1,356,829
                                       company stock fund

* Fidelity Managed Income            Investment in 4,014,311 units of an                               4,014,311
    Portfolio                          open-end commingled pool

* Loans to Participants              Loans with maturities ranging from                                3,078 171
                                       1 month to 180 months and interest                          -------------
                                       rates from 7.00% to 11.50%
                                                                                                   $ 102,496,122
                                                                                                   =============


* Denotes party-in-interest


                              SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN


By: Tucson Electric Power Company 401(k) Plan Administrative Committee


    By:   /s/ Kevin P. Larson                     Date:  June 28, 2002
        -----------------------------                   ---------------
              Kevin P. Larson
   Vice President, Chief Financial Officer
              and Treasurer



    By:   /s/ Dennis R. Nelson                    Date:  June 28, 2002
        -----------------------------                   ---------------
              Dennis R. Nelson
   Senior Vice President and Chief Operating
         Officer, Energy Resources



    By:   /s/ Michael J. DeConcini                Date:  June 28, 2002
        -----------------------------                   ---------------
              Michael J. DeConcini
   Senior Vice President, Strategic Planning
              and Investments